

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2025

Scott Wallace
Chief Executive Officer
ECD Automotive Design, Inc.
4390 Industrial Lane
Kissimmee, Florida 34758

> **Re: ECD Automotive Design, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Filed April 15, 2025**
> **File No. 001-41497**

Dear Scott Wallace:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing